VIA EDGAR AND FACSIMILE

September 12, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation Form 10-K for the fiscal year ended December 31, 2007 Commission File No. 001-12257

Dear Mr. Rosenberg:

As requested by the Staff in connection with its review of the above above-referenced Form 10-K, Mercury General Corporation (the “Company”) hereby confirms that it will include disclosure in future filings to the effect that (a) the Company engages independent actuarial consultants to review the Company’s reserves and to provide the annual actuarial opinions required under state statutory accounting requirements, and (b) that the Company does not rely on actuarial consultants for GAAP reporting or periodic report disclosure purposes.

Please direct any further questions to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK
Theodore Stalick
Chief Financial Officer

cc:	George Joseph
Gabriel Tirador
David Yeager
Nathan Bessin
Mercury General Corporation
Mark McMorrow
Summer Smith
KPMG LLP
Joshua E. Little, Esq.
Durham, Jones & Pinegar, P.C.

4484 Wilshire Blvd., Los Angeles, CA 90010

(323) 937-1060